

SUPPLEMENTAL INFORMATION

December 31, 2014

Table of Contents

Disclaimer

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the following risks, which are described in more detail under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2013:

• We depend on the operating success of our tenants and borrowers for collection of our lease and interest income;

• We depend on the success of property development and construction activities, which may fail to achieve the operating results we expect;

• We are exposed to the risk that our tenants and borrowers may become subject to bankruptcy or insolvency proceedings;

• We are exposed to risks related to governmental regulations and payors, principally Medicare and Medicaid, and the effect that lower reimbursement rates would have on our tenants' and borrowers' business;

• We are exposed to the risk that the cash flows of our tenants and borrowers would be adversely affected by increased liability claims and liability insurance costs;

• We are exposed to risks related to environmental laws and the costs associated with the liability related to hazardous substances;

• We are exposed to the risk that we may not be fully indemnified by our lessees and borrowers against future litigation;

• We depend on the success of our future acquisitions and investments;

• We depend on our ability to reinvest cash in real estate investments in a timely manner and on acceptable terms;

• We may need to incur more debt in the future, which may not be available on terms acceptable to us;

• We have covenants related to our indebtedness which impose certain operational limitations and a breach of those covenants could materially adversely affect our financial condition and results of operations;

• We are exposed to the risk that the illiquidity of real estate investments could impede our ability to respond to adverse changes in the performance of our properties;

• We are exposed to risks associated with our investments in unconsolidated entities, including our lack of sole decision-making authority and our reliance on the financial condition of other interests;

• We depend on revenues derived mainly from fixed rate investments in real estate assets, while a portion of our debt capital used to finance those investments is at variable rates. This circumstance creates interest rate risk to the Company;

• We are exposed to the risk that our assets may be subject to impairment charges;

• We depend on the ability to continue to qualify for taxation as as a real estate investment trust;

• We have ownership limits in our charter with respect to our common stock and other classes of capital stock which may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or might otherwise be in the best interests of our stockholders;

• We are subject to certain provisions of Maryland law and our charter and bylaws that could hinder, delay or prevent a change in control transaction, even if the transaction involves a premium price for our common stock or our stockholders believe such transaction to be otherwise in their best interests.

In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

Unless otherwise noted, all amounts are unaudited and are as of or for the year to date period ended December 31st.



Selective Growth.
Shareholder Value.

Profile

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Geographic & asset class diversification
- Consistent dividend growth since 2001
- Low-leverage balance sheet
- Cash flow growth from lease escalators

STRATEGY

- Partner with top-tier operators
- Prioritize direct referrals and existing customers
- Continue focus on need-driven senior care
- Prioritize toward AL and newer SNF campuses
- Prioritize toward private pay and Medicare potential
- Develop assisted living and memory care communities



Revenue[1]

- REIT Dividends & Other, 2%
- Senior Living Campus, 4%
- Assisted Living, 21%
- Skilled Nursing, 35%
- Independent Living, 17%
- Entrance-Fee, 16%
- Hospital & MOB, 5%

- Need-Driven Sr. Hsng. – 25%
- Discretionary Sr. Hsng. – 33%
- Medical – 40%

[1] based on annualized cash rent for contracts in place at December 31, 2014

GEOGRAPHIC DIVERSIFICATION

30 Partners | 31 States | 183 Properties



- **106** **Senior Housing**
- **71** **Skilled Nursing**
- **4** **Hospital**
- **2** **Medical Office Building**

Investments

(in millions)



$800
$700
$600
$500
$400
$300
$200
$100
$0
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
$88.6
$141.4
$100.4
$193.0
$752.1
$570.9
$209.5
2009
2010
2011
2012
2013
2014
2015**
Existing Relationship
New Relationship
WACY*
10-year Treasury

* weighted average cash yield

** includes announced $55m RIDEA development

Concentration



Revenue[1]
2.1%
3.6%
11.4%
82.9%
Lease
RIDEA
Notes
REIT Dividends



Partners[1]
Small, 3.0%
Regional, 12.4%
NHC, 18.9%
SLM, 2.1%
HSM, 3.5%
Brookdale, 2.5%
LTC, 2.0%
Legend, 6.3%
Community Health, 1.8%
Bickford, 12.0%
Holiday, 16.5%
Fundamental, 2.9%
SLC, 16.1%
Public
National Private Chain
Regional
Small

[1] based on annualized cash rent for contracts in place at December 31, 2014

Performance

STABILIZED LEASE PORTFOLIO

EBITDARM Coverage[1]



12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
Q3 '13
Q3 '14
1.28x
1.31x
3.17x
2.94x
2.30x
2.21x
7.25x
9.92x
SHO (87)
SNF (67)
HOSP (3)
MOB (2)

[1] based on trailing twelve months; full portfolio coverage is **2.15x**; SNF includes NHC coverage of 4.27x & 3.94x for Q3 '13 & Q3 '14, respectively

(#) indicates the number of properties; excludes development, and lease-up properties

Financial

HIGHLIGHTS

Normalized FFO *(per diluted share)*



Normalized AFFO *(per diluted share)*



Adjusted EBITDA *(millions)*



Fixed Charge Coverage *(annualized)*



CAPITAL STRUCTURE
($ in millions)

	December 2014[1]
Unsecured Revolver (2019)	$ 149
Unsecured Term Loans (2020 - 2027)	475
Convertible Senior Notes (2021)	193
Total Unsecured Debt	**$ 817**
HUD Mortgages (2049)	$ 46
Total Secured Debt	**$ 46**
Market Value of Equity	**$ 2,623**
Less: Cash and Cash Equivalents	**$ (3)**
Enterprise Value	**$ 3,483**

Total Debt to Adjusted EBITDA	**4.1x**
Fixed Charge Coverage	**7.9x**
Secured Debt / Net Debt[1]	**5.3%**

[1] reflects issuance of new term loans on January 15, 2015 used to reduce outstanding revolver balance

[2] Secured & Unsecured Debt less Cash and Cash Equivalents

Total Debt



Total Debt to Adjusted EBITDA *(annualized)*



RIDEA Relationship

BICKFORD SENIOR LIVING
A Platform for Growth



Bickford Senior Living manages and operates 49 Independent Living, Assisted Living, and Memory Care branches throughout the country and has experience in constructing over 150 of these types of communities for various owners. Their mission: "Bickford exists to enrich HAPPINESS in the lives of our residents, our beloved friends. Happiness is a very personal thing and it has become our mission to discover what that is for each of our residents, based on their life story, their expressed wishes and desires, even based on their day." As part of a joint venture relationship, NHI owns 85% of the operations and real estate in 30 Bickford communities while affiliates of Bickford Senior Living own 15% and manage the communities. Our RIDEA structure is designed to follow the fundamental elements of a triple-net lease. Within the RIDEA, we continue to foresee organic growth potential from improving operations, but our agreements with Bickford also enforce growth through a hybrid feature providing a preferred payment stream subject to 3% escalation and payable first to NHI among the joint venture partners. As operations season and lease-up among our new developments is completed, we expect our equity share of RIDEA operating income to become a more visible component of our comprehensive income.





NHI Annual Revenue from Bickford *(in millions)*

	2010	2011	2012	2013	2014
Revenue	$3.6	$4.2	$5.2	$14.6	$21.4

Iowa	9
Illinois	6
Indiana	6
Michigan	4
Nebraska	3
Kansas	2
Ohio	1

Trailing 12 Months as of December 30

	Total		Same Store		Focus Properties[2]		Purchase Option Properties[3]	
	2014	2013	2014	2013	2014	2013	2014	2013
Number of properties	27	27	25	25	2	2	6	6
Number of units	1,239	1,239	1,068	1,068	171	171	342	342
Average unit occupancy	86.0%	85.1%	88.3%	86.6%	71.7%	75.6%	92.0%	87.2%
Average monthly RPU[1]	$ 4,786	$ 4,715	$ 4,795	$ 4,706	$ 4,717	$ 4,780	$ 5,253	$ 5,076
Operating revenue	$ 61,206	$ 59,648	$ 54,265	$ 52,233	$ 6,941	$ 7,415	$ 19,826	$ 18,155
Less: operating expenses	37,626	36,687	31,884	30,871	5,742	5,816	11,456	10,385
EBITDARM	$ 23,580	$ 22,961	$ 22,381	$ 21,362	$ 1,199	$ 1,599	$ 8,370	$ 7,770

Sequential Quarter

	Total		Same Store		Focus Properties		Purchase Option Properties[3]	
	Q4 2014	Q3 2014	Q4 2014	Q3 2014	Q4 2014	Q3 2014	Q4 2014	Q3 2014
Number of properties	31	30	25	25	6	5	6	6
Number of units	1,514	1,456	1,068	1,068	446	388	342	342
Average unit occupancy	84.0%	83.9%	90.5%	88.2%	68.5%	72.1%	96.9%	94.6%
Average monthly RPU[1]	$ 4,734	$ 4,694	$ 4,831	$ 4,768	$ 4,428	$ 4,442	$ 5,298	$ 5,232
Operating revenue	$ 18,065	$ 17,203	$ 14,007	$ 13,475	$ 4,058	$ 3,728	$ 5,266	$ 5,076
Less: operating expenses	11,278	10,782	8,207	8,158	3,071	2,624	3,044	2,992
EBITDARM	$ 6,787	$ 6,421	$ 5,800	$ 5,317	$ 987	$ 1,104	$ 2,222	$ 2,084

[1] revenue per occupied unit
[2] excludes three new facilities opened during 2013 and 2014 and 1 recently acquired facility
[3] 6 properties available to NHI under a $97m purchase option

Industry Partners

RELATIONSHIP FOCUSED	30 OPERATING PARTNERS
25% OF REVENUE FROM PUBLICLY TRADED ENTITIES	REPEAT TRANSACTIONS

TOP 10 RELATIONSHIPS

Tenant / Operator *(market cap[1])*	Ownership	Market Focus	5 Yr. Investment $s	% of Cash Revenue[2]
NHC National HealthCare Corporation *($790mm)*	Public	SNF / Senior Housing	$37.4m	18.9%
Holiday Retirement	Private National	Senior Housing	$492.9m	16.5%
Senior Living Communities	Private	Senior Housing	$491.0m	16.1%
Bickford senior living	Private	Senior Housing	$338.1m	12.0%
Legend Healthcare	Private	SNF	$124.3m	6.3%
HSM Health Services Management, Inc.	NFP	SNF	$67m	3.5%
Fundamental	Private National	SNF	$27.8m	2.9%
Brookdale Senior Living *($5.9bn)*	Public	Senior Housing	$53.5m[3]	2.5%
ASLM Senior Living Management Corporation	Private	Senior Housing	$15.6m	2.1%
LTC REIT *($1.3bn)*	Public	Healthcare REIT	N/A	2.0%











[1] Market capitalization as of December 31, 2014
[2] based on annualized cash rent; includes REIT dividends and interest income on mortgage and note investments
[3] Includes $38.2m of existing property transitioned to Brookdale during 2010

Dividends



The Board of Directors approves a regular quarterly dividend which is reflective of expected taxable income on a recurring basis. Company transactions that are infrequent and non-recurring that generate additional taxable income have been distributed to shareholders in the form of special dividends. Taxable income is determined in accordance with the Internal Revenue Code and differs from net income for financial statement purposes determined in accordance with US GAAP.

Value

10-Year Total Return

NHI
361%

MSCI US REIT INDEX
122%

S&P 500 TR INDEX
109%



"NHI's history of outperforming the market has returned *significant value* to our shareholders."

Justin Hutchens, President & CEO

Leadership



J. Justin Hutchens
President & CEO



Roger R. Hopkins
Chief Accounting Officer



Kristin S. Gaines
Chief Credit Officer



Kevin Pascoe
EVP, Investments



Eric Mendelsohn
EVP, Corporate Finance



Ron Reel
Controller



Mandi Hogan
National Director, Marketing

(615) 890-9100
investorrelations@nhireit.com

Balance Sheets

(in thousands, except share amounts)

As of December 31,	2014	2013
Assets:		
Real estate properties:		
Land	$ 127,566	$ 91,770
Buildings and improvements	1,854,855	1,320,567
Construction in progress	6,428	9,665
	1,988,849	1,422,002
Less accumulated depreciation	(212,300)	(174,262)
Real estate properties, net	1,776,549	1,247,740
Mortgage and other notes receivable, net	63,630	60,639
Investment in preferred stock, at cost	38,132	38,132
Cash and cash equivalents	3,287	11,312
Marketable securities	15,503	12,650
Straight-line rent receivable	35,154	18,691
Equity-method investment and other assets	50,705	66,656
Total Assets	$ 1,982,960	$ 1,455,820
Liabilities and Stockholders' Equity:		
Debt	$ 862,726	$ 617,080
Real estate purchase liabilities	3,000	2,600
Accounts payable and accrued expenses	15,718	8,011
Dividends payable	28,864	24,293
Lease deposit liabilities	21,648	22,775
Deferred income	1,071	3,901
Total Liabilities	933,027	678,660
Commitments and Contingencies		
National Health Investors Stockholders' Equity:		
Common stock, $.01 par value; 60,000,000 and 40,000,000 shares authorized;		
37,485,902 and 33,051,176 shares issued and outstanding, respectively	375	330
Capital in excess of par value	1,033,896	753,635
Cumulative net income in excess (deficit) of dividends	(569)	3,043
Accumulated other comprehensive income	6,223	9,538
Total National Health Investors Stockholders' Equity	1,039,925	766,546
Noncontrolling interest	10,008	10,614
Total Equity	1,049,933	777,160
Total Liabilities and Stockholders' Equity	$ 1,982,960	$ 1,455,820

Statements of Income

(in thousands, except share and per share amounts)

Year to date as of	December 2014	December 2013	December 2012
Revenues:			
Rental income	$ 166,279	$ 106,029	$ 81,482
Interest income from mortgage and other notes	7,013	7,633	7,426
Investment income and other	4,217	4,166	4,409
	177,509	117,828	93,317
Expenses:			
Depreciation	38,078	20,101	14,772
Interest, including amortization of debt discount and issuance costs	26,372	9,229	3,492
Legal	209	784	766
Franchise, excise and other taxes	620	616	771
General and administrative	9,107	9,254	7,799
Loan and realty losses (recoveries), net	—	1,976	(2,195)
	74,386	41,960	25,405
Income before equity-method investee, discontinued operations and noncontrolling interest	103,123	75,868	67,912
Income (loss) from equity-method investee	(71)	324	45
Investment and other gains	—	3,306	4,877
Income from continuing operations	103,052	79,498	72,834
Discontinued operations			
Income from discontinued operations	—	5,426	6,098
Gain on sales of real estate	—	22,258	11,966
Income from discontinued operations	—	27,684	18,064
Net income	103,052	107,182	90,898
Net income attributable to noncontrolling interest	(1,443)	(999)	(167)
Net income attributable to common stockholders	$ 101,609	$ 106,183	$ 90,731
Weighted average common shares outstanding:			
Basic	33,375,966	28,362,398	27,811,813
Diluted	33,416,014	28,397,702	27,838,720
Earnings per common share:			
Basic:			
Income from continuing operations attributable to common stockholders	$ 3.04	$ 2.77	$ 2.61
Discontinued operations	—	.97	.65
Net income attributable to common stockholders	$ 3.04	$ 3.74	$ 3.26
Diluted:			
Income from continuing operations attributable to common stockholders	$ 3.04	$ 2.77	$ 2.61
Discontinued operations	—	.97	.65
Net income attributable to common stockholders	$ 3.04	$ 3.74	$ 3.26
Regular dividends declared per common share	$ 3.08	$ 2.90	$ 2.64

FFO, Normalized FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Year to date as of	December 2014	December 2013	December 2012
Net income attributable to common stockholders	$ 101,609	$ 106,183	$ 90,731
Elimination of certain non-cash items in net income:			
Depreciation in continuing operations	38,078	20,101	14,772
Depreciation related to noncontrolling interest	(1,002)	(634)	(87)
Depreciation in discontinued operations	—	557	2,209
Net gain on sales of real estate	—	(22,258)	(11,966)
Funds from operations	**138,685**	**103,949**	**95,659**
Investment gains	—	(3,256)	(4,760)
Debt issuance costs expensed due to credit facility modifications	2,145	416	—
Write-off of unamortized debt premium	(1,655)	—	—
Non-cash write-off of straight-line rent receivable	932	—	963
Write-offs and expenses due to early lease termination	—	—	297
Acquisition costs under business combination accounting	89	208	—
Legal settlement	—	—	365
Loan impairment and recoveries of previous write-downs	—	1,976	(2,195)
Other items, net	—	—	(271)
Normalized FFO	**140,196**	**103,293**	**90,058**
Straight-line lease revenue, net	(16,463)	(6,560)	(3,664)
Non-cash write-off of straight-line rent receivable	(932)	—	(963)
Straight-line lease revenue, net, related to noncontrolling interest	71	55	—
Amortization of original issue discount	798	—	—
Amortization of debt issuance costs	1,782	663	320
Normalized AFFO	**125,452**	**97,451**	**85,751**
Non-cash share-based compensation	2,020	2,339	2,168
Normalized FAD	$ **127,472**	$ **99,790**	$ **87,919**
BASIC			
Weighted average common shares outstanding	33,375,966	28,362,398	27,811,813
FFO per common share	$ 4.16	$ 3.67	$ 3.44
Normalized FFO per common share	$ 4.20	$ 3.64	$ 3.24
Normalized AFFO per common share	$ 3.76	$ 3.44	$ 3.08
Normalized FAD per common share	$ 3.82	$ 3.52	$ 3.16
DILUTED			
Weighted average common shares outstanding	33,416,014	28,397,702	27,838,720
FFO per common share	$ 4.15	$ 3.66	$ 3.44
Normalized FFO per common share	$ 4.20	$ 3.64	$ 3.23
Normalized AFFO per common share	$ 3.75	$ 3.43	$ 3.08
Normalized FAD per common share	$ 3.81	$ 3.51	$ 3.16
Payout ratios:			
Regular dividends per common share	$ 3.08	$ 2.90	$ 2.86
Normalized FFO payout ratio per diluted common share	73.3%	79.7%	88.5%
Normalized AFFO payout ratio per diluted common share	82.1%	84.5%	92.9%
Normalized FAD payout ratio per diluted common share	80.8%	82.6%	90.5%

NOTE: FFO per diluted common share for the years ended December 31, 2013 and 2012 differs by $.08 and $.06, respectively, from the amounts previously reported as a result of our revised interpretation of the NAREIT definition of FFO. Normalized FFO per diluted common share for the years ended December 31, 2013 and 2012 differs by $.09 and $.05, respectively, from the amounts previously reported in our periodic filings as a result of our revised interpretation of the NAREIT definition of FFO. Normalized AFFO per diluted common share for the years ended December 31, 2013 and 2012 differ by $.10 and $.07, respectively, from the amounts previously reported as a result of our revised interpretation of the NAREIT definition of FFO. Normalized FAD per diluted common share for the years ended December 31, 2013 and 2012 differs by $.02 and $.01, respectively, from the amounts previously reported as a result of changes we made to our definition of FAD. See our Form 8-K dated May 5, 2014 which describes these revisions.

Fixed Charge Coverage

(dollars in thousands)

Year to date as of	December 2014	December 2013	December 2012
Net income	$ 103,052	$ 107,182	$ 90,898
Interest expense at contractual rates	23,878	8,944	3,380
Franchise, excise and other taxes	620	616	771
Depreciation in continuing and discontinued operations	38,078	20,658	16,981
Amortization of debt issuance costs and bond discount	2,580	247	320
Net gain on sales of real estate	—	(22,258)	(11,966)
Investment gains	—	(3,256)	(4,760)
Debt issuance costs expensed due to credit facility modifications	2,145	416	—
Write-off of unamortized debt premium	(1,655)	—	—
Non-cash write-off of straight-line rent receivable	932	—	963
Write-offs and expenses due to early lease termination	—	—	297
Acquisition costs under business combination accounting	89	208	—
Legal settlement	—	—	365
Loan impairment and recoveries of previous write-downs	—	1,976	(2,195)
Other items, net	—	—	(271)
Adjusted EBITDA	$ 169,719	$ 114,733	$ 94,783
Interest at contractual rates	$ 23,878	$ 8,944	$ 3,380
Principal payments	1,248	405	—
Fixed Charges	$ 25,126	$ 9,349	$ 3,380
Fixed Charge Coverage Ratio	6.8x	12.3x	28.0x

    The table above does not include the full year impact of our eight retirement communities we recently acquired from Senior Living Communities. If we were to reflect the full year impact of our Senior Living Portfolio, adjusted EBITDA would have been $209,039,000. Our consolidated debt-to-Adjusted EBITDA ratio of 4.1x is based on this adjusted EBITDA figure.

Debt Maturities

(in thousands)

	Rate(s)	2015	2016	2017	2018	Thereafter
Revolving credit facility - unsecured	1.66%	—	—	—	—	374,000
Convertible senior notes - unsecured	3.25%	—	—	—	—	200,000
Bank term loans - unsecured	3.29% - 3.91%	—	—	—	—	250,000
HUD mortgage loans -secured	4.30% - 4.65%	743	768	794	821	44,226
		743	768	794	821	868,226

Portfolio Summary

(dollars in thousands)

Leases	Properties	Units/ Sq. Ft.	YTD Billed Rent	YTD Straight-Line	YTD Revenue
Need-Driven Senior Housing					
Assisted Living	62	3,144	$ 37,342	$ 1,597	$ 38,939
Senior Living Campus	6	881	6,540	528	7,068
Total Need-Driven Senior Housing	68	4,025	43,882	2,125	46,007
Discretionary Senior Housing					
Entrance-Fee Communities	7	1,587	1,184	321	1,505
Independent Living	28	3,114	33,218	11,902	45,120
Total Discretionary Senior Housing	35	4,701	34,402	12,223	46,625
Total Senior Housing	103	8,726	78,284	14,348	92,632
Medical Facilities					
Skilled Nursing	64	8,370	63,558	1,537	65,095
Hospitals	3	181	6,990	576	7,566
Medical Office Buildings	2	88,517	984	2	986
Total Medical Facilities	69		71,532	2,115	73,647
Total Leases	172		$ 149,816	$ 16,463	$ 166,279
Mortgages and Other Notes Receivable					
Need -Driven Senior Housing	3	310			$ 1,022
Medical Facilities	8	664			2,589
Other Notes Receivable	—	—			3,402
Total Mortgages	11	974			$ 7,013

LEASE MATURITIES
(annualized 2014 cash rent; $s in thousands)



# of properties:	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	Thereafter
	1	4	7	2	-	6	2	4	2	8	5	13	87

TENANT PURCHASE OPTIONS
(% of annualized 2014 cash rent)

Property Type	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Thereafter
SHO	—	—	—	—	—	2.1%	—	—	—	—	—	—
SNF	—	3.4%	—	3.3%	—	—	—	—	—	—	1.9%	0.2%
HOSP & MOB	0.4%	—	—	1.2%	—	0.9%	—	1.7%	—	—	—	—
	0.4%	3.4%	—	4.5%	—	3.0%	—	1.7%	—	—	1.9%	0.2%

Annualized Revenue

The term *Annualized Revenue* refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM

We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

Facility Types

SHO - Senior housing
MOB - Medical office building

HOSP - Hospital
SNF -Skilled nursing facility

Fixed Charges

The term *Fixed Charges* refers to interest expense and debt principal.

Focus Properties

The term *Focus Properties* refers to those properties that currently receive additional management attention. Such facilities may include underperforming or repositioned assets as well as newly acquired or new facilities in lease-up.

Normalized FFO, AFFO & FAD

These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders.

Stabilized Lease

A newly acquired triple-net lease property is generally considered *stabilized* upon lease-up (typically when senior-care residents occupy at least 80% of the total number of certified units). Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return

The term *Total Return* refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA

Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY

The term WACY refers to *Weighted Average Cash Yield,* which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.